Additional Information
First American has filed a Registration Statement on Form S-4 and Schedule TO and may file other documents with the Securities and
Exchange Commission (SEC) in connection with the proposed First Advantage transaction. First Advantage stockholders should read those filings, and any other filings made by the company with the SEC in connection with the transaction, as they contain important information.
These documents, as well as the company’s other public SEC filings, can be obtained without charge at the SEC’s Web site at www.sec.gov and at the company’s Web site at www.firstam.com.
Filed by The First American Corporation
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: First Advantage Corporation
Commission File No.: 001-31666
The First American Corporation
Excerpt of Earnings Conference Call Slides
Third Quarter 2009 | October 29, 2009
Certain statements made in this presentation, including but not limited to those relating to potential amounts, sources and uses of holding company cash; the dividend policy of the company and the Financial Services and Information Solutions companies prior to and following the company’s previously announced spin-off; the consummation and timing of the potential acquisition by the company of the minority interests in First Advantage Corporation and
First American Real Estate Solutions LLC; the timing of the consummation of the spin-off and certain milestones related thereto; are forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as
amended. These forward-looking statements may contain the words “believe,” “anticipate,” “expect,” “plan,” “predict,” “estimate,” “project,” “will be,” “will continue,” “will likely result,” or other similar words and phrases. Risks and uncertainties exist that may cause results to differ materially from those set forth in these forward-looking statements. Factors that could cause the anticipated results to differ from those described in the forward-looking statements include: interest rate fluctuations; changes in the performance of the real estate markets; limitations on access to public records and other data; general volatility in the capital markets; changes in applicable government regulations; heightened scrutiny by legislators and regulators of the company’s title insurance and services segment and certain other of the company’s businesses; the inability to consummate the spin-off transaction or to consummate it in the form originally proposed as a result of, among other factors, the inability to obtain necessary regulatory approvals, the failure to obtain the final approval of the company’s board of directors, the inability to obtain third party consents or undesirable concessions or accommodations required to be made to obtain such consents, the landscape of the real estate and mortgage credit markets, market conditions, the inability to transfer assets into the entity being spun-off or unfavorable reactions from customers, ratings agencies, investors or other interested persons; the inability to realize the benefits of the proposed spin-off transaction as a result of the factors described immediately above, as well as, among other factors, increased borrowing costs, competition between the resulting companies, unfavorable reactions from employees, the inability of the Financial Services company to pay the anticipated level of dividends, the triggering of rights and obligations by the transaction or any litigation arising out of or related to the separation; consolidation among the company’s significant customers and competitors; changes in the company’s ability to integrate businesses which it acquires; unfavorable economic conditions; impairments in the company’s goodwill or other intangible assets; losses in the company’s investment portfolio; expenses of and funding obligations to the company’s pension plan; weakness in the commercial real estate market and increases in the amount or severity of commercial real estate transaction claims; and other factors described in Part I, Item 1A of the company’s annual report on Form 10-K for the year ended Dec. 31, 2008, as updated in Part II, Item 1A of the company’s quarterly reports on Form 10-Q for the quarters ended March 31 and June 30, 2009, in each case as filed with the Securities and Exchange Commission.  The forward-looking statements speak only as of the date they are made. The company does not undertake to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made.
Forward-Looking Statements

Liquidity Summary
($ in millions)
Note: The Company has a $500 million revolving credit facility of which $160 million was available as of October 29, 2009
Target sources of holding company cash for remainder of 2009
Cash at holding company (as of 9/30/09) 113 $
Dividends and distributions from subsidiaries 96
Total sources 209 $
Expected uses of holding company cash for remainder of 2009
Principal and interest payments 11 $
Common stock dividends 21
Tax payments 29
Other cash uses 15
Total uses 76 $
Targeted 12/31/09 balance 133 $

Dividend Policy
Pre-spin:
– Current $82 million / year dividend expected to continue until spin-off
Post-spin expected dividend policy:
– Financial Services: $24 million / year
– Information Solutions: No dividend

Minority Interest Update
FADV exchange offer projected to close November 10, 2009 (Issuance of approximately $300 million of FAF common equity – including $69 million to Experian)
Buy-out of Experian interest in FARES joint venture:
– D
– F
– Q3 YTD Experian minority interest expense: $43.8 million
(a) If exercised in 2010. After 2010, exercise price to be determined using current formula
Value Consideration
Expected
Timing
DataTree / DataTrace buyout $48 million Cash Q4 2009
Fixed price for buy-out option $314 million
(a)
Cash

Spin-off Timing and Next Steps
Milestone
Board approval of FinCo / InfoCo balance
sheet split
Tax free ruling submission
Form 10 / Investor Call
Investor Day
Targeted Completion Date
Timing
November
November
Early December
March
April 1
st